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SECUR  MMISSION

05037802

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48640

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2004___ ENDING____December 31, 2004____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Barriger & Barriger Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

198 Bridgeville Road
(No. and Street)

Monticello	New York	12701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Barriger   914-791-6600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY AND GOLD, LLP
(Name – if individual, state last, first, middle name)

310 NORTHERN BLVD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✘ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

RECEIVED
FEB 2 8 2005
WASH. D.C.
185

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

*Persons who are to respond to the collection of information
contained in this form are not required to respond unless the
form displays a currently valid OMB control number*

OATH OR AFFIRMATION

I, Lloyd Barriger , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Barriger & Barriger Incorporated , as of

December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JENNIFER L. CLAYTON
Notary Public, State of New York
Sullivan County Clerk's #2492
Commission Expires Dec. 21, 20___

_____
Signature

Chairman
_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

- **✗** (a) Facing Page
- **✗** (b) Statement of Financial Condition.
- **✗** (c) Statement of Income (Loss)
- **✗** (d) Statement of Cash Flows.
- **✗** (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- **✗** (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- **✗** (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- **✗** (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **✗** (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Barriger & Barriger Incorporated
Monticello, New York

We have audited the accompanying statement of financial condition of Barriger & Barriger Incorporated as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barriger & Barriger Incorporated as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2005

310 Northern Boulevard
Great Neck, New York 11021-4086

Tel 516-829-3664
Fax 516-829-3646

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	52,334
Commissions receivable		35,576
Due from clearing broker		25,000
Securites owned, not readily marketable, at estimated fair value		1,650
Other assets		1,824
	$	116,384

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	2,835

Stockholders' equity

Common stock, $1 par value; 20,000 shares authorized,	
2,000 shares issued and outstanding	2,000
Additional paid-in-capital	146,908
Retained earnings (deficit)	(35,359)
	113,549
$	116,384

See notes to financial statements

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES

Trading	$	436,427
Interest and other income		14,864
		451,291

EXPENSES

Salaries and payroll costs	209,844
Commissions and clearing charges	66,257
Communication	27,010
Occupancy	19,204
Operating expenses	118,077
	440,392

NET INCOME	$	10,899

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net income	$	10,899
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Commissions receivable		(7,425)
Due from clearing broker		-
Securites owned, not readily marketable, at estimated fair value		1,650
Other assets		(4,439)
Increase (decrease) in liabilities:		
Accrued expenses		(4,814)
Total adjustments		(15,028)
Net cash used by operating activities		(4,129)
Cash flows from financing activities		
Distributions		-
Net cash used by financing activities		-
NET DECREASE IN CASH		(4,129)
CASH - BEGINNING		56,463
CASH - END	$	52,334
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income Tax	$	100

See notes to financial statements

-4-

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 2,000	$ 146,908	$ (46,258)	$ 102,650
Net income	-	-	10,899	10,899
Distributions	-	-	-	-
Balance - end	$ 2,000	$ 146,908	$ (35,359)	$ 113,549

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Barriger & Barriger Incorporated (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2004.

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state franchise taxes.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, First Clearing Corporation.

The Company is located in Monticello, New York and its customers are primarily located in Sullivan County, New York.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

---

2.   **PENSION PLAN**

The Company has a defined contribution pension plan which covers substantially all employees. The plan calls for contributions based on a specified percentage of employees salary and annual contributions are at the option of the Company. Contributions to the plan are included in salaries and payroll costs and were approximately $40,000 for the year ended December 31, 2004.

3.   **COMMITMENTS AND CONTINGENCIES**

The Company has entered into a lease for premises expiring October 30, 2010, with an option to renew for an additional five years. The lease calls for annual rent of approximately $13,200 plus increases based on specified escalations. Rent expense was approximately $18,000 for the year ended December 31, 2004. Future minimum lease commitments are as follows:

Years Ended December 31,

2005	$13,000
2006	13,000
2007	13,000
2008	13,000
2009	13,000
Thereafter	25,000
	$90,000

4.   **SECURITIES OWNED, NOT READILY MARKETABLE**

At December 31, 2004 securities owned, not readily marketable consist of Nasdaq Stock Market, Inc. stock and warrants at an estimated value of $1,650.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

5.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $110,075 which was $60,075in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 3% as of December 31, 2004.

Levy & Gold LLP

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

310 Northern Boulevard
Great Neck, New York 11021-4086

Tel 516-829-3664
Fax 516-829-3646

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL

Stockholder's equity	$	113,549
Deductions and/or charges: Non-allowable assets		3,474
NET CAPITAL	$	110,075
AGGREGATE INDEBTEDNESS	$	2,835
MINIMUM NET CAPITAL REQUIRED	$	50,000
EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS	$	60,075
PERCENTAGE OF AGGREGATE INDEBTEDNESS *TO NET CAPTIAL*		3%

Note:

There were no material differences between the computation of net
capital calculated above and the Company's computation included in Part
IIA of Form X-17a-5 as of December 31, 2004.

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Levy & Gold LLP

Board of Directors and Stockholders
Barriger & Barriger Incorporated
Monticello, New York

In planning and performing our audit of the financial statements and supplemental schedules of Barriger & Barriger Incorporated (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Barriger & Barriger Incorporated for the year ended December 31, 2004 and this report does not affect our report thereon dated February 12, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2005